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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. ________)*

                             HYDROGENICS CORPORATION
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                   448882 10 0
                                 (CUSIP Number)

                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                     POTENTIAL PERSONS WHO ARE TO RESPOND TO
THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
         UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 1 of 5 Pages
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CUSIP NO.   448882 10 0

       1.  Name of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only). Boyd J. Taylor

       2.  Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)
           (b)

       3.  SEC Use only

       4.  Citizenship or Place of Organization   Canada

Number of         5.  Sole Voting Power       6,572,500
Shares
Beneficially      6.  Shared Voting Power         0
Owned by Each
Reporting         7.  Sole Dispositive Power        6,572,500
Person With:
                  8.  Shared Dispositive Power     0

       9.  Aggregate Amount Beneficially Owned by Each Reporting Person
           6,572,500

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      11.  Percent of Class Represented by Amount in Row (9)         18.5

      12.  Type of Reporting Person (See Instructions)   IN


                               Page 2 of 5 Pages
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ITEM 1.

     (a)   Name of Issuer

           Hydrogenics Corporation

     (b)   Address of Issuer's Principal Executive Offices

           5985 McLaughlin Road, Mississauga, Ontario L5R 1B8 Canada


ITEM 2.

     (a)   Name of Person Filing

           Boyd J. Taylor

     (b)   Address of Principal Business Offices or, if none, Residence

           Hydrogenics Corporation
           5985 McLaughlin Road
           Mississauga, Ontario  L5R 1B8  Canada

     (c)   Citizenship

           Canada

     (d)   Title of Class of Securities

           Common Shares

     (e)   CUSIP Number

           448882 10 0


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     Not applicable.


ITEM 4.  OWNERSHIP

    (a)    Amount Beneficially Owned:       6,572,500              .

    (b)    Percent of Class:    18.5                    .

    (c)    Number of shares as to which such person has:

          (i)    Sole power to vote or to direct the vote:   6,572,500         .

          (ii)   Shared power to vote or to direct the vote:   0               .

          (iii)  Sole power to dispose or to direct the disposition of:
                 6,572,500             .

          (iv)   Shared power to dispose or to direct the disposition of:  0   .

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.


                               Page 3 of 5 Pages
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ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.


ITEM 10.  CERTIFICATION

         Not Applicable.


                               Page 4 of 5 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

                                February 7, 2001
         --------------------------------------------------------------
                                      Date

                               /s/ Boyd J. Taylor
         --------------------------------------------------------------
                                    Signature

         Boyd J. Taylor/Vice President Sales and Marketing and Director
         --------------------------------------------------------------
                                   Name/Title

    The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         See Section 240.13d-7 for other parties for whom copies are to be sent.

              ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF
        FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


                               Page 5 of 5 Pages